Exhibit 99.2

To: Tudou Holdings Limited

November 9, 2010

Re: Legal Opinion on Certain PRC Law Matters

Dear Sirs,

We are lawyers qualified in the People’s Republic of China (the “PRC”, which, for the purpose of this opinion, does not include the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan) and are qualified to issue an opinion on PRC Laws (as defined below).

We are acting as PRC legal counsel to Tudou Holdings Limited (the “Company”) solely in connection with (A) the Company’s registration statement on Form F-1 including all amendments or supplements thereto (the “Registration Statement”) filed with the Securities and Exchange Commission (the “SEC”) under the U.S. Securities Act of 1933, as amended, on November 9, 2010, relating to the initial public offering by the Company of a certain number of the Company’s American depositary shares (“ADSs”), each representing a certain number of Class B ordinary shares of par value US$0.0001 per share of the Company, and (B) the proposed listing and trading of the Company’s ADSs on the Nasdaq Global Market (the “Offering”).

As used herein, (A) “PRC Authorities” means any national, provincial or local governmental, regulatory or administrative authority, agency or commission in the PRC, or any court, tribunal or any other judicial body in the PRC; (B) “PRC Laws” means all laws, statutes, regulations, orders, decrees, notices, circulars, judicial interpretations and other legislations of the PRC effective and available to the public as of the date hereof; (C) “Governmental Authorizations” means all approvals, consents, certificates, authorizations, filings, registrations, permissions, annual inspections, qualifications, permits and licenses required by any PRC Authorities pursuant to any PRC Laws; (D) “WFOEs” means Reshuffle Technology (Shanghai) Co., Ltd. (“Reshuffle Technology”) and Wo Hong Network Science and Technology (Shanghai) Co., Ltd. (“Wo Hong”); (E) “VIE Entities” means Quan Toodou Network Science and Technology Co., Ltd. (“Quan Toodou”), Shanghai Suzao Network Science and Technology Co., Ltd. (“Shanghai Suzao”) and Chengdu Gaishi Network Science and Technology Co., Ltd. (“Chengdu Gaishi”); (F) “PRC Group Entities” means the WFOEs, the VIE Entities and Shanghai Licheng Cultural Communication Co., Ltd.; and (G) the “New M&A Rules” means the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, which was issued by six PRC regulatory agencies, namely, the Ministry of Commerce, the State-owned Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, the China Securities Regulatory Commission (the “CSRC”) and the State Administration for Foreign Exchange, on August 8, 2006 and became effective on September 8, 2006, as amended by the Ministry of Commerce on June 22, 2009.

In so acting, we have examined the originals or copies, certified or otherwise identified to our satisfaction, of the documents provided to us by the Company and the PRC Group Entities and such other documents, corporate records, certificates, Governmental Authorizations and other instruments as we have deemed necessary or advisable for the purpose of rendering this opinion, including, without limitation, originals or copies of the agreements listed in Appendix A hereof (the “VIE Agreements”) and the certificates issued by the PRC Authorities and officers of the Company and the relevant PRC Group Entities (collectively, the “Documents”).

In reviewing the Documents and for the purpose of this opinion, we have assumed without further inquiry: (1) the genuineness of all the signatures, seals and chops; (2) the authenticity of the Documents submitted to us as originals and the conformity with the originals of the Documents provided to us as copies and the authenticity of such originals; (3) the truthfulness, accuracy, completeness and fairness of all Documents, as well as the factual statements contained in such Documents; (4) that the Documents provided to us remain in full force and effect up to the date of this opinion and have not been revoked, amended, varied or supplemented except as otherwise indicated in such Documents; (5) that all information provided to us by the Company and the PRC Group Entities in response to our enquiries for the purpose of this opinion is true, accurate, complete and not misleading, and that the Company and the PRC Group Entities have not withheld anything that, if disclosed to us, would reasonably cause us to alter this opinion in whole or in part; (6) that all parties other than the PRC Group Entities have the requisite power and authority to enter into, execute, deliver and perform the Documents to which they are parties; (7) that all parties other than the PRC Group Entities have duly executed, delivered and performed the Documents to which they are parties, and all parties will duly perform their obligations under the Documents to which they are parties; (8) that all Governmental Authorizations and other official statement or documentation are obtained from competent PRC Authorities by lawful means in due course; and (9) that all the Documents are legal, valid, binding and enforceable under all such laws as govern or relate to them other than PRC Laws.

Based on the foregoing and subject to the disclosures contained in the Registration Statement and the qualifications set out below, we are of the opinion that, as of the date hereof, so far as PRC Laws are concerned:

(1) Based on our understanding of the current PRC Laws, (A) the ownership structure of Quan Toodou, Shanghai Suzao and Chengdu Gaishi, as disclosed under the heading “Corporate History and Structure” of the prospectus included in the Registration Statement, is in compliance with applicable PRC Laws; (B) each of the VIE Agreements is, and all the VIE Agreements taken as a whole are, valid and legally binding on each party of such agreement under PRC Laws; (C) each of the VIE Agreements does not result in any violation of any applicable PRC Laws. However, there are substantial uncertainties regarding the interpretation and application of PRC Laws and there can be no assurance that the PRC Authorities will ultimately take a view that is consistent with our opinion stated above.

(2) The New M&A Rules, among other things, purport to require that an offshore special purpose vehicle controlled directly or indirectly by PRC companies or individuals and formed for purposes of overseas listing through acquisition of PRC domestic interests held by such PRC companies or individuals obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted by such offshore special purpose vehicles for seeking the approval of overseas listings from the CSRC. The CSRC has not issued any definitive rules or interpretations concerning whether offerings such as the Company’s Offering are subject to the CSRC approval procedures under the New M&A Rules.

Based on our understanding of the current PRC Laws and the New M&A Rules, prior approval from the CSRC is not required under the New M&A Rules for the listing and trading of the Company’s ADSs on the NASDAQ Global Market because the Company has not acquired any equity interest or assets of a PRC domestic company owned by the Company’s beneficial owners that are PRC companies or individuals as defined under the New M&A Rules after the effective date of the New M&A Rules. However, uncertainties still exist as to how the New M&A Rules will be interpreted and implemented and our opinion stated above is subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the New M&A Rules.

(3) Reshuffle Technology has been duly incorporated and is validly existing as a wholly foreign owned enterprise with limited liability under the PRC Laws and its business license is in full force and effect. All of the equity interest of Reshuffle Technology is legally owned by Star Manor Limited. The articles of association of Reshuffle Technology comply with PRC Laws in all material respects and are in full force and effect.

(4) Wo Hong has been duly incorporated and is validly existing as a wholly foreign owned enterprise with limited liability under the PRC Laws and its business license is in full force and effect. All of the equity interest of Wo Hong is legally owned by StarCloud Media Co., Limited. The articles of association of Wo Hong comply with PRC Laws in all material respects and are in full force and effect.

(5) Quan Toodou has been duly incorporated and is validly existing as a limited liability company under the PRC Laws and its business license is in full force and effect. 95% of the equity interest of Quan Toodou is legally owned by Wei Wang and 5% of the equity interest of Quan Toodou is legally owned by Zhiqi Wang. The articles of association of Quan Toodou comply with PRC Laws in all material respects and are in full force and effect.

(6) Shanghai Suzao has been duly incorporated and is validly existing as a limited liability company under the PRC Laws and its business license is in full force and effect. 50% of the equity interest of Shanghai Suzao is legally owned by Chengzi Wu and 50% of the equity interest of Shanghai Suzao is legally owned by Jing Chen. The articles of association of Shanghai Suzao comply with PRC Laws in all material respects and are in full force and effect.

(7) Chengdu Gaishi has been duly incorporated and is validly existing as a limited liability company under the PRC Laws and its business license is in full force and effect. 50% of the equity interest of Chengdu Gaishi is legally owned by Chengzi Wu and 50% of the equity interest of Chengdu Gaishi is legally owned by Xiaoyun Zhang. The articles of association of Chengdu Gaishi comply with PRC Laws in all material respects and are in full force and effect.

(8) Shanghai Licheng has been duly incorporated and is validly existing as a limited liability company under the PRC Laws and its business license is in full force and effect. All of the equity interest of Shanghai Licheng is legally owned by Quan Toodou. The articles of association of Shanghai Licheng comply with PRC Laws in all material respects and are in full force and effect.

This opinion is subject to the following qualifications:

(a)	This opinion is, in so far as it relates to the validity and enforceability of a contract, subject to (A) any applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or similar laws affecting creditors’ rights generally, (B) possible judicial or administrative actions or any PRC Laws affecting creditors’ rights, (C) certain equitable, legal or statutory principles affecting the enforceability of contractual rights generally under concepts of public interest, interests of the State, national security, reasonableness, good faith and fair dealing, and applicable statutes of limitation, (D) any circumstance in connection with formulation, execution or implementation of any legal documents that would be deemed materially mistaken, clearly unconscionable, fraudulent, coercionary at the conclusions thereof; (E) judicial discretion with respect to the availability of indemnifications, remedies or defenses, the calculation of damages, the entitlement to attorneys fees and other costs, the waiver of immunity from jurisdiction of any court or from legal process.

(b)	This opinion is subject to the discretion of any competent PRC legislative, administrative or judicial bodies in exercising their authority in the PRC.

(c)	This opinion relates only to PRC Laws and we express no opinion as to any laws other than PRC Laws. PRC Laws as used in this opinion refers to PRC Laws currently in force as of the date of this opinion and there is no guarantee that any of such PRC Laws will not be changed, amended or revoked in the immediate future or in the longer term with or without retroactive effect.

This opinion is intended to be used in the context which is specifically referred to herein and each paragraph should be looked at as a whole and no part should be extracted and referred to independently.

We hereby consent to the use of this opinion in, and the filing hereof as an exhibit to, the Registration Statement. This opinion is delivered solely to the Company and solely for the purpose of and in connection with the Registration Statement publicly submitted to the SEC on the date of this opinion and may not be relied upon by any other person or used for any other purpose without our prior written consent.

Yours sincerely,

/s/ Fangda Partners
Fangda Partners, PRC Lawyers

Appendix A

List of VIE Agreements

Quan Toodou:

(1)	Exclusive Consultancy and Service Agreement between Quan Toodou and Reshuffle Technology dated August 31, 2010;

(2)	Proxy Agreement among Gary Wei Wang, Zhiqi Wang, Quan Toodou and Reshuffle Technology dated May 10, 2006;

(3)	Amended Exclusive Call Option Agreement among Gary Wei Wang, Zhiqi Wang, Quan Toodou and Reshuffle Technology dated April 11, 2007;

(4)	Equity Interest Pledge Agreement among Gary Wei Wang, Zhiqi Wang and Reshuffle Technology dated February 26, 2010;

(5)	Loan Agreements among Gary Wei Wang, Zhiqi Wang and Reshuffle Technology dated May 10, 2006, April 30, 2008, October 28, 2009 and May 28, 2010, respectively; and

(6)	Supplemental Contract among Gary Wei Wang, Zhiqi Wang and Reshuffle Technology dated August 31, 2010.

Shanghai Suzao:

(7)	Exclusive Consultancy and Service Agreement between Shanghai Suzao and Reshuffle Technology dated August 31, 2010;

(8)	Proxy Agreement among Chengzi Wu, Jing Chen, Shanghai Suzao and Reshuffle Technology dated May 20, 2009;

(9)	Exclusive Call Option Agreement among Chengzi Wu, Jing Chen, Shanghai Suzao and Reshuffle Technology dated May 20, 2009;

(10)	Equity Interest Pledge Agreement among Chengzi Wu, Jing Chen, Shanghai Suzao and Reshuffle Technology dated August 13, 2009;

(11)	Loan Agreements among Chengzi Wu, Jing Chen and Reshuffle Technology dated April 20, 2009 and July 25, 2009, respectively; and

(12)	Supplemental Contract among Chengzi Wu, Jing Chen and Reshuffle Technology dated August 31, 2010.

Chengdu Gaishi:

(13)	Exclusive Consultancy and Service Agreement between Chengdu Gaishi and Reshuffle Technology dated August 31, 2010;

(14)	Proxy Agreement among Xiaoyun Zhang, Chengzi Wu, Chengdu Gaishi and Reshuffle Technology dated March 2, 2009;

(15)	Exclusive Call Option Agreement among Xiaoyun Zhang, Chengzi Wu, Chengdu Gaishi and Reshuffle Technology dated March 2, 2009;

(16)	Equity Interest Pledge Agreement between Xiaoyun Zhang and Reshuffle Technology dated July 1, 2009;

(17)	Equity Interest Pledge Agreement between Chengzi Wu and Reshuffle Technology dated July 1, 2009;

(18)	Loan Agreement among Xiaoyun Zhang, Chengzi Wu and Reshuffle Technology dated February 20, 2009; and

(19)	Supplemental Contract among Chengzi Wu, Xiaoyun Zhang and Reshuffle Technology dated August 31, 2010.